Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated November 17, 2015 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), as each may be amended or supplemented from time to time, and the information contained therein is incorporated herein by reference. The Company (as defined below) is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, shareholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by the Dealer Manager (as defined below) or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash
by
Fly Leasing Limited
of
Up to $75,000,000 in Aggregate Purchase Price of its Common Shares Held in the Form of American
Depositary Shares
At a Purchase Price Not Less Than $12.70 and Not Greater Than $14.25 Per Share

Fly Leasing Limited, a Bermuda exempted company (the “Company”), hereby announces its offer to purchase for cash its common shares, par value $0.001 per share, held in the form of American Depositary Shares (“Shares”), having an aggregate purchase price of up to $75,000,000, pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $12.70 nor greater than $14.25 per Share (“Auction Tenders”) or (ii) purchase price tenders (“Purchase Price Tenders”), net to the seller in cash, less any applicable withholding taxes, less a cancellation fee of $0.03 per Share accepted for purchase in the offer that will be paid to Deutsche Bank Trust Company Americas, the Company’s depositary (the “Depositary”), and without interest, on the terms and subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 16, 2015, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND SHAREHOLDERS SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER. SHAREHOLDERS MAY TENDER ALL OR A PORTION OF THEIR SHARES. SHAREHOLDERS ALSO MAY CHOOSE NOT TO TENDER ANY OF THEIR SHARES.

ALTHOUGH THE COMPANY’S BOARD OF DIRECTORS HAS AUTHORIZED THE OFFER, NONE OF THE COMPANY, THE COMPANY’S BOARD OF DIRECTORS, THE MANAGER, THE DEALER MANAGER, THE DEPOSITARY, THE TENDERING AGENT, THE INFORMATION AGENT (EACH AS DEFINED IN THE OFFER TO PURCHASE) OR ANY OF THEIR AFFILIATES, OR ANY SHAREHOLDERS OF THE COMPANY, HAS MADE, OR IS MAKING, ANY RECOMMENDATION TO SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE PRICE OR PRICES AT WHICH SHAREHOLDERS MAY CHOOSE TO TENDER THEIR SHARES. SHAREHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THEIR SHARES, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH THEY MAY CHOOSE TO TENDER THEM. SHAREHOLDERS ARE URGED TO DISCUSS THEIR DECISION WITH THEIR BROKER AND/OR FINANCIAL OR TAX ADVISOR.

The Offer is not conditioned upon the receipt of financing or any minimum number of Shares being tendered. The Offer is, however, subject to a number of other conditions set forth in Section 6, “Conditions of the Offer”, of the Offer to Purchase.

On November 12, 2015, the Company announced that its Board of Directors approved a new share repurchase program, which provides for the repurchase of up to $100,000,000 of Shares through December 31, 2016. The Offer is a component of this program.

In accordance with the instructions to the Letter of Transmittal, shareholders wishing to tender Shares may specify (1) whether Shares are tendered pursuant to an Auction Tender or a Purchase Price Tender and (2) if an Auction Tender is made, the price, not less than $12.70 nor greater than $14.25 per Share (in increments of $0.05), at which they are willing to sell their Shares to the Company in the Offer. Promptly after the Expiration Time, assuming the conditions of the Offer have been satisfied or waived, the Company will determine, upon the terms of the Offer, a single price per Share (the “Purchase Price”), which will be not less than $12.70 nor greater than $14.25 per Share, that it will pay for Shares validly tendered in the Offer and not validly withdrawn prior to the Expiration Time, taking into account the number of Shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by shareholders tendering Shares pursuant to Auction Tenders. The Purchase Price will be the lowest price per Share (in increments of $0.05) of not less than $12.70 nor greater than $14.25 per Share at which Shares have been validly tendered and not validly withdrawn having an aggregate purchase price of up to $75,000,000. Only Shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be eligible for purchase in the Offer. Shares validly tendered pursuant to an Auction Tender at a price specified in the Auction Tender that is greater than the Purchase Price will not be purchased. All Shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a price lower than the Purchase Price. However, because of the “odd lot” priority and proration provisions described in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if Shares having an aggregate purchase price in excess of $75,000,000 are validly tendered and not validly withdrawn. Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Time. The Company will not accept Shares subject to conditional tenders, such as acceptance of all or none of the Shares tendered by any tendering shareholders.

The Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “FLY”. As of November 11, 2015, the last trading day before the Company announced its intention to make the Offer (the “Announcement Date”), the Company had 41,162,354 Shares issued and outstanding. At the maximum price of $14.25 per Share, the Company could purchase approximately 5,263,158 Shares if the Offer is fully subscribed, which would represent approximately 12.79% of the issued and outstanding Shares as of the Announcement Date. At the minimum price of $12.70 per Share, the Company could purchase approximately 5,905,512 Shares if the Offer is fully subscribed, which would represent approximately 14.35% of the issued and outstanding shares as of the Announcement Date.

The Company intends to fund the purchase of Shares accepted for payment pursuant to the Offer, and all related fees and expenses, from available cash and cash equivalents.

Upon the terms and subject to the conditions of the Offer, if the number of Shares validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an aggregate purchase price of more than $75,000,000:

•	first, the Company will purchase all Odd Lots (as defined in the Offer to Purchase) of less than 100 Shares at the Purchase Price from shareholders who validly tender all of their Shares at or below the Purchase Price (including Shares tendered by Purchase Price Tender) and who do not validly withdraw them before the Expiration Time (tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holders (as defined in the Offer to Purchase) will not qualify for this preference), and
•	second, after purchasing all the Odd Lots that were validly tendered at or below the Purchase Price (including Shares tendered by Purchase Price Tender), the Company will purchase Shares at the Purchase Price from all other shareholders who validly tender Shares at or below the Purchase Price (including Shares tendered by Purchase Price Tender) and who do not validly withdraw them before the Expiration Time, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until the Company has acquired Shares having an aggregate purchase price of $75,000,000 (or such greater value of Shares as the Company may elect to purchase, subject to applicable law).

Therefore, the Company may not purchase all of the Shares that a shareholder tenders even if the shareholder tenders them at or below the Purchase Price or by Purchase Price Tender.

In addition, in the event that Shares are validly tendered at or below the Purchase Price (and not validly withdrawn) having an aggregate purchase price of more than $75,000,000, the Company may exercise its right to purchase up to an additional 2% of its outstanding Shares without extending the Expiration Time. The Company also expressly reserves the right, in its sole discretion, to amend the Offer to purchase more than $75,000,000 of Shares in the Offer, subject to applicable law.

Shareholders wishing to tender their Shares must follow the procedures set forth in Section 3, “Procedures for Tendering Shares”, of the Offer to Purchase and in the Letter of Transmittal. Shareholders wishing to tender their Shares but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Time, or who are unable to make delivery of all required documents to the Tendering Agent prior to the Expiration Time, may tender their Shares by complying with the procedures set forth in the Offer to Purchase for tendering by Notice of Guaranteed Delivery.

Odd Lot Holders who hold Shares registered in their names and tender their Shares directly to American Stock Transfer & Trust Company, LLC, the tendering agent for the Offer (the “Tendering Agent”), and whose Shares are purchased pursuant to the Offer will avoid any applicable odd lot discounts that might be payable on sales of their Shares. However, if a shareholder owns Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders such Shares on the shareholder’s behalf, the nominee may charge the shareholder a fee for doing so.

Shareholders should consult their brokers, dealers, commercial banks, trust companies or other nominees to determine whether any charges will apply.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to “odd lot” priority and proration, Shares that are validly tendered at or below the Purchase Price and not validly withdrawn, only when, as and if the Company gives oral or written notice to American Stock Transfer & Trust Company, LLC, as Tendering Agent for the Offer, of its acceptance of the Shares for payment pursuant to the Offer.

The Company will publicly announce the preliminary results of the Offer, including the Purchase Price and any expected proration, promptly after the Expiration Time, and the Company will publicly announce the final results of the Offer promptly after they are determined. In the event of proration, the Tendering Agent will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the final results are determined.

The Company will pay for Shares accepted pursuant to the Offer by depositing the aggregate purchase price in cash, less any applicable withholding taxes, less a cancellation fee of $0.03 per Share accepted for purchase in the offer that will be paid to the Depositary, and without interest, with the Tendering Agent, which will act as shareholders’ agent for the purpose of receiving payments from the Company and transmitting such payments to shareholders. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after (a) timely receipt by the Tendering Agent of a properly completed and duly executed Letter of Transmittal (or a manually signed photocopy of the Letter of Transmittal), including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, American Depositary Receipts (“ADRs”) representing such Shares or a book-entry transfer of such Shares and any other documents required by the Letter of Transmittal, including documents required pursuant to the guaranteed delivery procedures, and (b) solely with respect to tenders through the Automated Tender Offer Program (“ATOP”) procedures of The Depository Trust Company (“DTC”), a timely confirmation of the book-entry transfer of the Shares into the Tendering Agent’s account at DTC.

If any tendered Shares are not purchased, or if less than all Shares evidenced by a shareholder’s ADRs are tendered, ADRs for unpurchased Shares will be returned promptly after the Expiration Time or the valid withdrawal of the Shares, or, in the case of Shares tendered by book-entry transfer at DTC, the Shares will be credited to the appropriate account maintained by the tendering shareholder at DTC, in each case at the Company’s expense.

Subject to the applicable rules and regulations of the Securities and Exchange Commission, the Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares. Notice of any such extension will be distributed promptly to shareholders in a manner reasonably designed to inform them of such change in compliance with Rule 13e-4(e)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In the case of an extension of the Offer, such extension will be followed by a press release or other public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time, in accordance with Rule 14e-1(d) under the Exchange Act.

Shares tendered in the Offer may be withdrawn at any time prior to the Expiration Time. In addition, unless the Company has already accepted tendered Shares for payment, shareholders may withdraw their tendered Shares at any time at or after 11:59 p.m., New York City time, on January 14, 2016. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Tendering Agent at its address or facsimile number set forth on the back cover of the Offer to Purchase, and any notice of withdrawal must specify the name of the tendering shareholder, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the person who tendered the Shares. A shareholder who has tendered Shares at more than one price must complete a separate notice of withdrawal for Shares tendered at each price or a combined notice of withdrawal specifying the Shares. If Shares have been tendered by a broker, dealer, commercial bank, trust company or other nominee on behalf of a client or an institution participating in DTC in accordance with DTC’s ATOP system, for a withdrawal to be effective, such participant must comply with DTC’s procedures for withdrawal of tenders. If the ADRs for Shares to be withdrawn have been delivered or otherwise identified to the Tendering Agent, then, before the release of those ADRs, the tendering shareholder also must submit the serial numbers shown on those particular ADRs for Shares to be withdrawn and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those Shares, the signatures(s) on the notice of withdrawal must be guaranteed by an Eligible Institution.

All questions as to the number of Shares to be accepted, the Purchase Price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, and such determination will be final and binding on all parties, subject to such Offer participants disputing such determination in a court of competent jurisdiction. The Company expressly reserves the absolute right to reject any or all tenders of any Shares that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right, subject to applicable law, to waive any of the conditions of the Offer on or prior to the Expiration Time with respect to all tendered Shares. The Company also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Shares, whether or not the Company waives similar defects or irregularities in the case of any other shareholder. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by the Company. The Company will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of Shares. None of the Company, the Dealer Manager, the Tendering Agent, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice.

The receipt of cash for a shareholder’s tendered Shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for capital gain or loss treatment or (2) a distribution in respect of stock from the Company. The Company recommends that shareholders consult with their broker and/or financial or tax advisor with respect to their particular situation. See Section 12, “Tax Considerations”, of the Offer to Purchase.

The purchase of Shares pursuant to the Offer will result in a reduction of the Company’s shareholders’ equity in an amount equal to the aggregate Purchase Price of the Shares the Company purchases and a corresponding reduction in cash and cash equivalents.

The Offer to Purchase and the related Letter of Transmittal contain important information that shareholders should read carefully before they make any decision with respect to the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The information required to be disclosed by Rule 13e-4(d)(1) promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company’s Board of Directors has determined that the Offer is a prudent use of the Company’s financial resources and represents an efficient mechanism to provide shareholders with the opportunity to tender all or a portion of their Shares and thereby receive a return of some or all of their investment if they so elect. In particular, the Company’s Board of Directors believes the “modified Dutch auction” tender offer set forth in the Offer to Purchase provides shareholders with an opportunity to obtain liquidity with respect to all or a portion of their Shares without the usual transaction costs inherent in open market sales (e.g., brokerage commissions, solicitation fees and stock transfer taxes) and is consistent with the goal of shareholder value creation. If a shareholder holds Shares through a broker, dealer, bank, trust company or other nominee shareholder, the Company urges that shareholder to consult such nominee to determine whether any transaction costs are applicable. Shareholders who choose not to tender their Shares will own a greater percentage ownership of outstanding Shares following the consummation of the Offer. In addition, shareholders who retain an equity interest in the Company as a result of a partial tender of Shares or proration also may own a greater percentage ownership of the Company’s outstanding Shares following the consummation of the Offer. The Company believes that it will have adequate cash generating capacity, and it expects that its current cash balances, anticipated cash flows from operations, borrowing capacity and incremental debt issuances, if any, will exceed its capital requirements for normal operations, capital expenditures and acquisitions and other opportunities for growth that may arise.

Questions and requests for assistance by retail shareholders may be directed to D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”) at the telephone numbers and address set forth below. As described in the Offer to Purchase, questions and requests for assistance by institutional shareholders may be directed to Wells Fargo Securities, LLC, the dealer manager for the Offer. Shareholders who have questions or need assistance may contact the Dealer Manager at the telephone numbers and address set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Additional copies of the Offer to Purchase, the Letter of Transmittal and other offer documents may be requested from the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to shareholders additional copies of these materials at the Company’s expense.

The Tendering Agent for the Offer is:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
Attn: Reorg. Dept.

Facsimile (for withdrawals only): (718) 234-5001

The Information Agent for the Offer Is:

D.F. King & Co., Inc.
48 Wall Street – 22nd Floor
New York, New York 10005

Banks and Brokers Call: (212) 269-5550
And Others Call Toll Free: (866) 406-2283
Email: flyleasing@dfking.com

The Dealer Manager for the Offer is:

Wells Fargo Securities, LLC
375 Park Avenue
New York, New York 10152
Call: (212) 214-6400
Call Toll Free: (877) 450-7515

November 17, 2015